DC

1 30/301

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04040295

August 10, 2004

Joseph A. Stegbauer
Senior Counsel
The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, Ohio 45202-3315

Act: 1934
Section:
Rule: 14A-8
Public Availability: 8/10/2004

Re: The Procter & Gamble Company
Incoming letter dated June 2, 2004

Dear Mr. Stegbauer:

This is in response to your letters dated June 2, 2004 and July 9, 2004 concerning the shareholder proposals submitted to Procter & Gamble by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
AUG 26 2004
THOMSON
FINANCIAL

Enclosures

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

P&G

Joseph A. Stegbauer
Senior Counsel

Phone: (513) 983-2810
Fax: (513) 983-2611
stegbauer.ja@pg.com

July 9, 2004

Via Fed-Ex and Certified Mail #7000-1670-0001-3329-0292
Return Receipt Requested

ATTENTION GRACE LEE, ESQ.
OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, NW
WASHINGTON, DC 20549

Re: ***The Procter & Gamble Company – Two Shareholder Proposals submitted by John Jennings Crapo***

Ladies and Gentlemen:

This letter and the enclosed material are submitted on behalf of The Procter & Gamble Company (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As further described in a letter dated June 2, 2004 (the "June SEC Letter"), the Company has received two proposal letters, the first dated February 14, 2004 (the "February Proposal"), and the second dated March 12, 2004 (the "March Proposal"), from Mr. John Jennings Crapo (the "Proponent"), for inclusion in the Company's Proxy Statement for its 2004 Annual Meeting of Shareholders. The Company has previously requested the Staff's concurrence that no enforcement action will be recommended if the Company omits both the February Proposal and the March Proposal from its Proxy Statement.

In addition, the Company previously noted that there are numerous substantive bases for objection to the February Proposal and the March Proposal under Rule 14a-8 (i) under the Exchange Act. In light of the procedural deficiencies discussed in this letter, the Company refrained from raising those substantive objections at this time. We respectfully reserve our right to raise such objections should the relief requested herein not be granted by the Staff.

We are copying the Proponent on this letter.

On May 27, 2004, the Company wrote the Proponent a letter (the "March 27 Letter") notifying the Proponent that the Company intended to exclude the Proponent's proposal dated March 12, 2004 because, for the reasons set forth in the March 27 Letter and the June SEC Letter, the proposal constituted a second proposal in violation of Exchange Act rule 14a-8(c) and in addition, standing on its own, the March 12, 2004 proposal itself contained multiple proposals in violation of Exchange Act rule 14a-8(c). In the May 27 Letter, the Company advised the proponent that he had 14 days from the date of his receipt of the May 27 Letter to submit a revised proposal that complied with Exchange Act rule 14a-8(c).

The Company subsequently received a return receipt from the U.S. Postal Service confirming that the Proponent received the May 27 Letter on June 16, 2004. To date, the Company has received no response from the Proponent, and the allotted 14 days have long since passed. We have enclosed six (6) copies of the May 27 Letter and the return receipt.

Accordingly, for the reasons set forth in this letter and the June SEC Letter, the Company respectfully requests that you concur in our view that, in accordance with Rule14a-8(j), the Company may properly exclude from its Proxy Materials for the 2004 Annual Meeting both the February Proposal and the March Proposal. Your confirmation that the Staff will not recommend enforcement action if both proposals are omitted from the 2004 Proxy Statement is respectfully requested.

Should you have any questions regarding this matter or require any additional information, please contact me at (513) 983-2810. Please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it in the enclosed envelope.

Sincerely,

Joe Stegbauer

Joseph A. Stegbauer
Senior Counsel

Enclosures

cc: John Jennings Crapo – w/enclosures
via Certified Mail #7000 1670 0001 3329 0308
and regular U.S. Mail

Joseph A. Stegbauer
Senior Counsel

The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, OH 45202-3315
www.pg.com
Phone: (513) 983-2810
Fax: (513) 983-2611
stegbauer.ja@pg.com

June 2, 2004

Via Certified Mail #7099-3400-0001-0767-6979 - Return Receipt Requested and Regular U.S. Mail

OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, NW
WASHINGTON, DC 20549

Re: *The Procter & Gamble Company – Two Shareholder Proposals submitted by John Jennings Crapo*

Ladies and Gentlemen:

This letter and the enclosed material are submitted on behalf of The Procter & Gamble Company (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company has received two proposal letters, the first dated February 14, 2004 (the "February Proposal"), and the second dated March 12, 2004 (the "March Proposal"), from Mr. John Jennings Crapo (the "Proponent"), for inclusion in the Company's Proxy Statement for its 2004 Annual Meeting of Shareholders. The Company respectfully requests the Staff's concurrence that no enforcement action will be recommended if the Company omits both the February Proposal and the March Proposal from its Proxy Statement.

The Company notes that there are numerous substantive bases for objection to the February Proposal and the March Proposal under Rule 14a-8 (i) under the Exchange Act. In light of the procedural deficiencies discussed in this letter, the Company is refraining from raising those substantive objections at this time. We respectfully reserve our right to raise such objections should the relief requested herein not be granted by the Staff.

Pursuant to Rule 14a-8(j) under the Exchange Act, please find enclosed six copies of the February Proposal, the March Proposal, this letter and all other correspondence between the Proponent and the Company relating to these proposals. The Company is simultaneously providing a copy of this submission to the Proponent.

Background

The Company received the February Proposal on February 27, 2004. The February Proposal proposes that the "Board of Directors publish in the proxy statement of the company of the next successive shareholders meeting a report concerning Metamucil Fiber Wafers, Fiber Laxative" and includes a lengthy, largely incomprehensible supporting statement pertaining to unrelated personal, family, and health matters. On March 5, 2004, within 14 days of receipt of the February Proposal, the Company sent a letter to the Proponent (the "Notice of Defects"), informing the Proponent that the February Proposal was not in compliance with the length requirements prescribed in Rule 14a-8(d) and that the Proponent was required to cure this deficiency within 14 calendar days of receipt of the Notice of Defects. The Company received no response from the Proponent.

Thereafter, the Company received the March Proposal. The March Proposal relates to an entirely different subject matter than the February Proposal, and makes no reference to the February Proposal. Specifically, the March Proposal does not mention that it is intended to amend or replace the February Proposal. The March Proposal requests that the Company take action with respect to 14 separate items and includes a supporting statement that makes no mention of any of the 14 items but instead describes the Proponent's recent visit to the supermarket to purchase a liquid soap product and his difficulties carrying satchels and attaché cases.

After discussions with the Staff, on May 26, 2004, the Company sent a letter informing the Proponent of the Company's intention to exclude the March Proposal from its Proxy Statement, for the reasons discussed below.

Grounds for Exclusion

Exclusion of the February Proposal pursuant to Rule 14a-8(d) and Rule 14a-8(f).

Rule 14a-8(d) establishes a 500 word limitation for shareholder proposals. Generally, the Staff has permitted the omission of a shareholder proposal from proxy materials where a proponent failed to revise a proposal to comply with the 500 word limitation. See *Amgen, Inc.*, January 12, 2004; *Honeywell International, Inc.*, April 19, 2002; *FirstEnergy Corp.*, March 19, 2002 (proposal excluded pursuant to 14a-8(d) as the proponent failed to revise the proposal to less than 500 words within 14 days of receipt of FirstEnergy's request and 14a-8(f)). As the February Proposal exceeds the 500 word limit, the Company believes it is excludable pursuant to Rule 14a-8(d). Further, as the Proponent failed to cure the deficiency contained in the February Proposal, the Company believes it may be omitted from the Proxy Statement under Rule 14a-8(f).

Exclusion of the March Proposal as the Proponent's second proposal pursuant to Rule 14a-8(c).

Rule 14a-8(c) provides that each shareholder may submit no more than one proposal for a particular shareholders' meeting. The February Proposal and the March Proposal constitute two entirely unrelated and distinct proposals. The Proponent makes no indication that the March Proposal was intended to serve as a replacement to or a revision of the February Proposal. The March Proposal does not mention the February Proposal at all, nor does the March Proposal mention the Company's letter informing the Proponent of the defects in the February Proposal. Therefore, the Company believes the March Proposal may be excluded from the Company's Proxy Statement because it violates Rule 14a-8(c). In this regard, we note that the Staff has consistently concurred with the exclusion of a second proposal pursuant to Rule 14a-8(c). See *Citigroup Inc.*, March 7, 2002; *Motorola, Inc.*, December 31, 2001; *Beverly Enterprises, Inc.*, February 7, 1991(exclusion permitted based upon a shareholder's submission of two proposals). In addition, we note the Proponent should be well aware of the prohibition against the submission of multiple proposals, because the Staff has consistently concurred with the exclusion of proposals in other cases in which the Proponent submitted two proposals. See *The Adams Express Company*, September 25, 1992, in which the Staff concurred that a second proposal by Mr. Crapo was excludable as a violation of the single proposal requirement. See also *The Procter & Gamble Company*, March 20, 2003, in which the Staff concurred that a proposal by Mr. Crapo was excludable because he had previously submitted a proposal for inclusion in the Company's proxy materials with respect to the same meeting.

Exclusion of the March Proposal as multiple proposals pursuant to Rule 14a-8(c).

We also believe that the March Proposal may be excluded under Rule 14a-8(c) as the March Proposal itself is not a single proposal, but rather consists of 14 separate items dealing with a variety of unrelated matters. The 14 proposals request:

(1) Elimination of all future stock option grants and rescission of all existing stock options;
(2) Elimination of all bonuses, to be replaced by a merit system of pay increases for all employees;
(3) The imposition of severance pay limitations for all personnel;
(4) Elimination of all "other perks to Corporate America" not granted to all personnel;
(5) Elimination of all present and future "golden parachutes," with all personnel being treated the same as executives;
(6) Elimination of all hiring bonuses;
(7) Elimination of all present and future loans to any members of the Company;
(8) Prohibition of all repurchases of stock from any member of the Company;
(9) Prohibition of any repricing of stock options;

(10) Elimination of all consultancy contracts to retiring executives to put them on same parity as all personnel;
(11) Elimination of any special retentive payments to executives;
(12) Prohibition on the purchase of "any special insurance policies for Corporate America that fail to be in compliance with the Corporate insurance policy prevailing for all personnel";
(13) Elimination of any special monetary or other financial grants to retiring executives; and
(14) "We provide a brief summary of what we want."

The foregoing proposals cover a variety of different topics, encompassing matters of executive compensation, various compensation and benefit matters pertaining to employees generally, employee welfare and working conditions, consulting agreements between the Company and its former employees, prohibition of loans to employees, proposed limitations on the Company's ability to repurchase its stock, and a proposal that "[w]e provide a brief summary of what we want."

The Staff has previously concluded that substantially distinct multiple proposals will not be considered as a single proposal and has permitted the exclusion of shareholder proposals containing multiple unrelated concepts. See *Ford Motor Company*, April 4, 2003 (proponent submitted 18 proposals that did not relate to a single concept); *IGEN International, Inc.*, July 3, 2000 (proponent submitted seven distinct proposals). We note that the Staff has in the past permitted multiple proposals to be treated as one proposal, where those proposals all related to a single, specific concept. However, the Proponent's proposals do not concern a single concept, but rather involve multiple unrelated concepts. Accordingly, we believe that the March Proposal may be excluded from the Company's Proxy Statement under Rule 14a-8(c).

For the foregoing reasons, we respectfully request that you concur in our view that, in accordance with Rule14a-8(j), the Company may properly exclude from its Proxy Materials for the 2004 Annual Meeting both the February Proposal and the March Proposal. Your confirmation that the Staff will not recommend enforcement action if both proposals are omitted from the 2004 Proxy Statement is respectfully requested.

Should you have any questions regarding this matter or require any additional information, please contact me at (513) 983-2810. Please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it in the enclosed envelope.

Sincerely,

Joseph A. Stegbauer

Joseph A. Stegbauer
Senior Counsel

Enclosures

cc: John Jennings Crapo – w/enclosures
via Certified Mail #7099-3220-0007-6240-4852
and regular U.S. Mail

JOHN JENNINGS CRAPO, PRO SE. Homeless Stckhldr
RTRD CIV SVCE EMPLOYEE..
VETERAN USARMY AND former SSGT USARMY
NATIONAL GUARD, Non PRACNG LCNSED CERT
SCL WRKR
PORTER SQUARE US Post OKC
PO Box 400151
CAMBRIDGE MA ~~02140 9998~~ 02140-0002

page one (01) OF Nine (09) pages written on side reverse blank

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED (VIA CMRRR)
MAIL PIECE# 7003 2260 0007 2543 5095
Courtesy copy to Item USA SECURITIES AND
EXCHANGE COMMISSION

to: 14 th + 15 February 2004

PROCTER AND GAMBLE COMPANY
ATTN PLEASE
Procter and Gamble Corporate Secretary
or Successor as Acting Corporation
Secretary
Cincinatti Ohio

RE: MY Shareholder Proposal AND accompany-ING Supporting statement to be introduced IN the proxy statement of the next Meeting of Shareholders and proxies Meeting as an assembled meeting of shareholder and proxies Meeting as Stockholder meetings of Procter and Gamble COMPANY

Dear Mr/Ms Corporate Secretary
I Write IN the midst of exceedingly inconvenient, troubling and threatening circumstance but inspite my being homeless, more

Feb. 14 2004

having schizophrenic, FATIGUE, GLAUCOMA, Being a Homosexual, Walking with Prosthesis, having psoriasis, having ARTHRITIS, et cetera AND Being sixty-six (66) Years old I Do my FIDUCIARY Duty, AND obey the lawes, rules, and regulations of the US Securities and Exchange Commission ("SEC") AND submit this shareholder proposal. I urge you too to obey the lawes, rules, and regulations of the SEC

I plan to attend the stockholder Meeting and present my Shareholder proposal and I plan to continue to OWN the Shares and Not to Sell any untill the adjournment of the forthcoming Stockholder meeting

I can't Find my Statement attesting to my ownership of Shares of the Procter and Gamble Company AND OF my transfer on Death account of Shares JOHN CRAPO TOD (MR) WP SEGARRA. Nevertheless my ownership of Company Stock IS well above the minimum threshold of of ownership of Stock to qualify FOR

more

JOHN Jennings CRAPO to Procter & Gamble Co.
pg three(03) of Nine(09) pages
Feb 14 2004

presenting my shareholder proposal and the ownership has been for well over the minimum ~~min allowed~~ threshold for continuity of ownership prior to submission of a shareholder proposal.

IN event YOU or Stockholders have questions re: this shareholder proposal please direct them to me via U.S. Postal Service by letter to me at my PO Box address

PO Box 400151
CAMBRIDGE MA 02140-0002

MY shareholder proposal

We, shareholders convened as a meeting of shareholders and proxies of the PROCTER AND GAMBLE COMPANY Meeting as an assembled meeting of shareholders hereby request OUR Honorable BOARD OF DIRECTORS ("BOARD") to publish in the Proxy Statement OF THE Company of the next Successive shareholder meeting a report concerning METAMUCIL FIBER WAFERS, FIBER LAXATIVE. The Report requested shall contain a balanced report on said laxative to include the content of it, the side affects, the ADVERSE affects OF it, the objectives OF IT, the effectiveness of it AND the OUTLOOK more

John Jennings Crapo, pro se, to Procter and Gamble Co
Page Four (04) of nine (09) pages
Feb 14th 2004

of it. The Report shall not exclude other relevant information

Supporting Statement

The Stockholder proponent (the "proponent") bought the laxative this time February Tenth (10th) 2004

Starting January 2003 proponent has been homeless and living in a homeless men's shelter of the Pine Street INN, Boston's MEN's INN 444 Harrison Avenue, Boston's South End, MA - Not to be misunderstood as that of Pine Strt New York City which is the next Street over of Wall Street and the intrance of American International Group INC which has doors ~~to both~~ at both ~~Wall St~~ Wall and Pine Streets AND which provides much insurance on Boston's ~~Cer~~ Central Artery Project which borders the Pine Street INN's Women's INN - at albany Strt Boston MA.

When proponent uses of the said shelter he's a victim of serious harassment of pounding on walls of toilet closet, complaints he takes too long to eliminate, that he should drink Chineese soup et cetera and comments "Fuck You ... Fuck Your Mother" et cetera often there are long streams of toilet paper on floor of Latrine, soiled

more

John Jennings Crako, Mo se to Procter & Gamble Co
Pay Five (05) of Nine (09) pages
Feb. 14th 2004

Clothes and other such things, Stopped up toilets, sinks frequently without soap, Dirty floors et cetera.

I find it offensive profanity re: my mother - which is libelous and slanderous. I've a serious complaint against my dead mother and others and if my Mother's reputation is impaired by those comments might not that mean that is the forum and then my case is gone??? Everyone in that place - which is detox, of alcohol and serious other drugs, recovery of serious injuries, recovery of homelessness, serious job troubles, and serving time for violations of law have an interest in better housing

Apparently it's publick information in my trust I ask Mr Segarra to expend money in memory of my Mother to benefit Members of the Young Men's Christian Association for toilet paper - in Cambridge MA. Just recently, 14 there is lots & lots in print the Greater Boston (MA) Young Men's Christian Association (YMCA) has decided to evict a shelter for homeless persons June 01, 2004 on it's premises at Huntington Avenue a very historic place since at that YMCA Northeastern University had it's genesis

In recent years proponent has had serious abdominal surgery ~~the~~ Narcotics were prescribed for relief of pain upon the surgery and the more

JOHN JENNINGS CRAFO, pro se to Procter & Gamble Co. pos suy106) of Nine(09) pars

Feb. 14th 2004

laxative was prescribed for the constipation which in my case followed the use of narcotics, which I bought in a drug store from a licensed pharmacist upon order of licensed physician. I'm alcohol, tobacco and narcotics free. I take ibuprofen for arthritic + neurological pain. Sometimes the pain appears in the roof of my head.

Proponent obviously doesn't wish to strain to defecate for fear of more surgery. He has a history of anal surgery and treatment for piles, etc, etc. Surgery is costly, etc etc etc proponent must leave shelter by 8 or 8:30AM. AND usual time in is at 4PM - on Mr Martin Luther King Junior's birthday, Christmas Day, and other such important days there are exceptions but proponent notices no exceptions on statements that one "Fuck his mother..." Wasn't Mrs King also a victim of homicide

Waking is 4:30AM, or so and bed time is about 5:13 pm or so - after showering. There are very few public toilets. Proponent's sleep isn't great - but he must get to defecate in very early morning hours and just barely avoids serious injury from being knocked down by much younger men who come hurrying out of toilet room when proponent is slowly waking up and walking on shower sandals into it.

proponent understands

More

John Jennings Crofo, mas to Procter & Gamble co. page seven (07) of nine (09) pages

14 Feb 2004

at the homeless person's homes of the young there may be people my age but I'm not the parents, and grandparents. It's wrong to try to knock me down or to use me as a whipping boy for some-one they don't like. the men's room has three (03) commodes for a large multi-tude of men. Up to mid week ~~to the~~ one (01) commode was out of service in that bed rest area. after voiding proponent claims his rest is better - but that usually end of his bed rest proponent prefers defecation in afternoon so when he showers he can scrape any linger-ing defecation off his skin when showering, I worry about sores AND the potential for invasion of my Body via sores of injurious bacteria. Shower time is 5:15 pm (or so) to 7 (?)

the shower are doesn't have ~~showers~~ toilets AND proponent has noticed persons using drains as urinals in showers, in the period 5:15 pm to 5:50 P.M

today proponent bought Procter and Gamble anti-perspirent in store and when a commercial came on for Oil OF OLAY - in cafeteria - on Televis-ion someone immediately changed dial to another channel are persons intimidating the company

More

John Jennings Crako, mose. to Procter + Gamble Co
page eight (08) of nine (09) pages
14 Feb 2004

Proponent uses Procter + Gamble shampoo in shower. this morning before 5:30 AM in overnight locker room a man asked another for use of anti-perspirant by Procter + Gamble for 50 cents and man gave him whole container for said price - stated but I didn't see notice actual payment AND I DIDN'T notice what was in container. afternoon before the water temperature was but barely warm.

My Procter + Gamble statements of the Dividend Reinvestment / Optional Cash purchase plan of Stock - including of my TOD to (Ms) W.P. SEGARRA, my executor nominee have not been delivered to me at Pine Strt INN Men's INN. Homeless Man's Shelter

Feb. 15th 2004 Someone asked me to let him use some of my Procter & Gamble paper towels - He said the toilet closet is out of toilet tissue. I said I'm not staff AND I DO Not wish chance of toilet being stopped up because I permitted him to use my paper towels. I did leave a sink cleaner than I found it this morning by wiping it up after my use brushing teeth, etc with Procter + Gamble tooth paste + brush. that I did as gesture which was a sensible thing to do but that more

John Jennings Crapo, Mo to Procter & Gamble Co
page Nine(09) of Nine(09) page
14 Feb 2007

ISN'T Something I DO Not always DO.

As I came here I Noticed a ~~poster~~ Battered poster

"Missing Have You Seen ... Patrick Kelly ...?" posted near the collector's office of the Broadway red line station at (~~South~~) Boston (MA)

ending MY SUPPORTING ~~statement~~.

I send you two (02) copies this me copy (01) copy I send to the Hon U.S. Securities & Exchange Commission Division Corporation Finance also by Certified mail # 7003 2260 0007 2544 7395 return receipt requested - and copy of my letter of transmittal to Mr DUNN, the Division's Deputy Director amounts of ~~31~~ 30 pages (IN all)

Sincerely and Courageously

John Jennings Crapo, Mo Se
Homeless Shareholder
Procter & gamble Company
and non practicing LCNSD CERT
SCL WRKR

Encl copy letter of ~~transmittal~~ VIA CMRRR to SEC

cc to SEC attn hon Mr Martin P. DUNN
VIA CMRRR 7003 2260 0007 2544
~~7395~~ 7395

JJC/jjc

mr John Jennings CRAPO, pro se
PO Box 400151
CAMBRIDGE MA 02140-0002

Feb 14 2004

Via Certified mail mail
piece# 7003 2260 0007 2544 7395
Return receipt requested

Hon USA Securities and Exchange Commission
Division of Corporation Finance
attn please Division Deputy Director mr
Martin P. DUNN or Successor as
acting Division Deputy Director
450 Fifth Strt NW
Washington DC 20549-0213

Dear gentlemen and Ladies of the
USA Securities and Exchange Commission
Enclosed of this date please find
copy of my shareholder proposal letter
to Procter and Gamble, which I send
via Certified mail Return Recpt Requested
please put this - which I call to your
attention in right place there.

Sincerely.

John Jennings Crapo. pro se

Enclosure

CC to said Procter + gamble Company.
via CMRRR

JJC/jjc

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

Article Sent To

Postage	$	Postmark Here
Certified Fee		
Return Receipt Fee (Endorsement Required)		
Restricted Delivery Fee (Endorsement Required)		
Total Postage & Fees	$	

Name (Please Print Clearly) (To be completed by mailer)
John Jennings Crappo
Street, Apt. No.; or PO Box No.
P.O. Box 400151
City, State, ZIP+ 4
~~Camb~~ Cambridge, MA 02140-0002
PS Form 3800, July 1999 See Reverse for Instructions

P&G

The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, OH 45202-3315
www.pg.com
Phone: (513) 983-2810
Fax: (513) 983-2611
stegbauer.ja@pg.com

March 5, 2004

Mr. John Jennings Crappo
P.O. Box 400151
Cambridge, MA 02140-0002

Dear Mr. Crappo:

I have received your letter submitting a shareholder proposal for The Procter & Gamble Company's 2004 Proxy Statement.

Your proposal does not comply with the length requirements of the applicable regulations of the United States Securities and Exchange Commission. Specifically, Rule 14a-8d states that a shareholder proposal and the accompanying supporting statement may not exceed 500 words. Your proposal and supporting statement exceeds this limit.

Under Rule 14a-8f, if you want us to consider your proposal you must submit to us a revised proposal. If you elect to send a response via U.S. mail it must be postmarked no later than 14 days from the date you received this letter. If you wish to submit your response electronically, you must submit it to the e-mail address above within 14 days of your receipt of this letter.

If we receive a revised proposal that complies with the length requirement in this timeframe, we will review it on its merits and take appropriate action.

Regards,

Joe Stegbauer

Joseph A. Stegbauer

JAS/tm

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. John Jennings Crappo
P.O. Box 400151
Cambridge, MA 02140-0002

COMPLETE THIS SECTION ON DELIVERY

A. Received by *(Please Print Clearly)* John Jennings CRAPO

B. Date of Delivery 11 Mar 2004

C. Signature John Jennings Crappo PRO SE

☐ Agent
☒ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number *(Copy from service label)*
7099 3220 0007 6240 4555

PS Form 3811, July 1999 Domestic Return Receipt 102595-99-M-1789

Mr John Jennings CRAPO. PRO SE, Homeless
Procter & Gamble shareholder
PO Box 400151 CAMBRIDGE MA
02140-0002
Page one (01) of three (03) pages
Via Certified Mail 12 March 2004
Mail receipt # 7003 1010 0003 3508 7042
Return receipt requested
ADDRESS correction requested

to Procter AND GAMBLE COMPANY attn please
Corporation Secretary or Successor as Acting Corp SEC'Y
one Procter + Gamble PLZ Cincinatti OH
45202. Re: Shareholder proposal

Dear Mr/Ms Secretary

I write in midst of seriously great inconvenience AND other troubling and threatening circumstances

I plan present the following shareholder proposal + accompanying supporting statement IN person at the next annual meeting of share holders and proxies - Meeting as assembled meeting of stockholders of the corporation. please include this as introduced by me shareholder proposal IN the proxy statement said corporation

a copy this letter I send via Certified mail return receipt requested to the Hon USA SECurities and Exchange Commission. enclosed is copy my letter of transmittal to said Commission of that courtesy copy.

shareholder proposal - We REQUEST

1. eliminate all Future stock options AND rescind all stock options that have Not Been exercised. IF the latter cannot be lawfully done cancel all those that have Not been exercised. this applies to to our BOARD of DIRECTORS AND all others of the Corporation where it is LawFull to AFFECtuate this improvement.

2. eliminate all bonusses. Replace incentive awards with a merit SYSTEM OF Not More than Twenty percent increase For employees below The executives level and a maximum increase of fifteen percent for executive level personnel

3. Limit severance payments to Not More than two Years salary for all personnel

More

Shareholder Croko to Procter and Gamble
page two (02) of three (03) page
12 March 2004

4 eliminate any other perks to Corporate AMERICA that have not been granted to all personnel
5. Eliminate all future golden parachutes and rescind all those that have been granted if that may not be lawfully done then grant all employees the same privilege. Personnel shall be treated same as executives
6. Eliminate all hiring bonuses
7. Eliminate loans to any members of the company AND all those that have been granted
8 Eliminate the repurchase of stock from any member of the corporation
9 Eliminate any reversal of the strike prices of existing stock options
10 Eliminate the awarding of consultancy contracts to retiring executives to put them on same parity all personnel
11 Eliminate any special retention payments to executives
12. Eliminate the purchase of any special insurance policies for Corporate America that fail to be in compliance with the Corporate insurance policy prevailing for all personnel
13. Eliminate any special monetary or other financial grants to retiring executives
14. We provide a brief Summary of what We want.

Supporting statement

Stockholder proponent buy many of the Corporation's products in fact yesterday he bought some Olay Body Wash but was disappointed not to find in store soap dishes so he might buy cakes of soap which would be more convenient so to carry soap around without apprehension the mor

Shareholder Crako to Procter and Gamble
P. three (03) of three (03) pages
12 March 2004

bottle of liquid would open and bounties - reflecting embarrassment to the Honorable Board of Directors of Procter & Gamble Company. This concern for the registrant is one all stockholders identify with and enthusiastically applaud. Proponent has satchell of Phillip Van Heusen Company by a Mr Cole - and has satchell on portable cart with three attache cases all manufactured by said Phillip Van Heusen Company. Proponent bought these satchels and cases in midst of complaints a bag with bought manufactured by a Boston area Company was too bulky and taking up too much space in the shower area of the homeless men's shelter ~~where~~ where proponent has been dwelling since January 2003. Proponent provides brief reasons ending supporting statement

Sincerely

John Jennings Crako Pro Se

cc via CMRRR to
Hon Securities & Exchange Commission United States of America

JJC/ijc

Mr John Jennings Crapo, Pro Se
PO Box 400151
CAMBRIDGE MA 02140-0002

March 12th
2004

Via Certified Mail
Return Receipt Requested
7003 1010 0004 6497 1342

United States Securities and
Exchange Commission
Division of Corporation Finance
Office of Director of Division of Corp.
Finance
450 5th St NW
DC 20549-0102

Dear Gentlemen and Staff
and Ladies

Enclosed is copy my shareholder proposal to Procter & Gamble Company this date which I call to your attention

Copy this letter of transmittal I send to said registrant

Sincerely

John Jennings Crapo
SJC/JJC

Joseph A. Stegbauer
Senior Counsel

The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, OH 45202-3315
www.pg.com
Phone: (513) 983-2810
Fax: (513) 983-2611
stegbauer.ja@pg.com

May 27, 2004

Via Certified Mail #7099 3220 0007 6240 4784
and Regular First Class United States Mail Delivery

Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Dear Mr. Crapo:

I am writing in response to your letter dated March 12, 2004 (the "March Proposal"), requesting that The Procter & Gamble Company (the "Company") include certain proposals in the Company's Proxy Statement for its 2004 Annual Meeting.

This letter is to notify you that, for the reasons set forth below, the Company intends to exclude the March Proposal from its Proxy Statement.

By a letter dated February 14, 2004, you requested that the Company include in its Proxy Statement for the 2004 Annual Meeting a proposal relating to Metamucil (the "February Proposal"). On March 5, 2004, within 14 days of receipt of the February Proposal, we notified you (the "Notice of Defects") that this proposal exceeded the 500 word limit prescribed in Rule 14a-8(d) under the Securities Exchange Act of 1934 (the "Exchange Act"). Under Exchange Act rule 14a-8(f), you were required to correct this deficiency within 14 calendar days of receipt of the Notice of Defects. However, the Company did not receive any response from you. As a consequence, the Company is not required to include the February Proposal in its Proxy Statement.

Without responding to the foregoing Notice of Defects or taking any action to withdraw the February Proposal, on March 12 you sent to us the March Proposal. The March Proposal relates to entirely different subject matters than the February Proposal, and makes no reference to the February Proposal. Pursuant to Exchange Act rule 14a-8(c), each shareholder may submit no more than one proposal to a company for a particular shareholder's meeting. Accordingly, the Company believes that it is entitled to exclude the March Proposal from its Proxy Statement, and is seeking confirmation of this from the Securities and Exchange Commission (the "SEC").

While the Company believes it is entitled to exclude the March Proposal as a second proposal for the reason discussed above, we further note that the March Proposal also is not in compliance with Exchange Act rule 14a-8(c) because it is not a single proposal but consists of as many as 14 distinct proposals.

In the event that the SEC were to determine that the March Proposal is not a second proposal, you would be entitled to submit that proposal for inclusion in the Company's proxy statement, but only if you submit to the Company a revised proposal that complies with the single proposal requirement of Exchange Act rule 14a-8(c) within 14 days of receipt of this letter. You should understand that the Company does not waive any rights to object to any revised proposal that you may choose to submit, whether pursuant to Exchange Act rule 14a-8(c) or pursuant to any other grounds permitted by rule 14a-8.

Sincerely,

Joe Stegbauer

Joseph A. Stegbauer

7099 3220 0007 6240 4784

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PS Form 3800, July 1999 See Reverse for Instructions

P&G

Joseph A. Stegbauer
Senior Counsel

The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, OH 45202-3315
www.pg.com
Phone: (513) 983-2810
Fax: (513) 983-2611
stegbauer.ja@pg.com

May 27, 2004

2004 JUN -1 AM 10: 33

Via Certified Mail #7099 3220 0007 6240 4784
and Regular First Class United States Mail Delivery

Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Dear Mr. Crapo:

I am writing in response to your letter dated March 12, 2004 (the "March Proposal"), requesting that The Procter & Gamble Company (the "Company") include certain proposals in the Company's Proxy Statement for its 2004 Annual Meeting.

This letter is to notify you that, for the reasons set forth below, the Company intends to exclude the March Proposal from its Proxy Statement.

By a letter dated February 14, 2004, you requested that the Company include in its Proxy Statement for the 2004 Annual Meeting a proposal relating to Metamucil (the "February Proposal"). On March 5, 2004, within 14 days of receipt of the February Proposal, we notified you (the "Notice of Defects") that this proposal exceeded the 500 word limit prescribed in Rule 14a-8(d) under the Securities Exchange Act of 1934 (the "Exchange Act"). Under Exchange Act rule 14a-8(f), you were required to correct this deficiency within 14 calendar days of receipt of the Notice of Defects. However, the Company did not receive any response from you. As a consequence, the Company is not required to include the February Proposal in its Proxy Statement.

Without responding to the foregoing Notice of Defects or taking any action to withdraw the February Proposal, on March 12 you sent to us the March Proposal. The March Proposal relates to entirely different subject matters than the February Proposal, and makes no reference to the February Proposal. Pursuant to Exchange Act rule 14a-8(c), each shareholder may submit no more than one proposal to a company for a particular shareholder's meeting. Accordingly, the Company believes that it is entitled to exclude the March Proposal from its Proxy Statement, and is seeking confirmation of this from the Securities and Exchange Commission (the "SEC").

P&G

Mr. John Jennings Crapo
May 27, 2004
Page Two

While the Company believes it is entitled to exclude the March Proposal as a second proposal for the reason discussed above, we further note that the March Proposal also is not in compliance with Exchange Act rule 14a-8(c) because it is not a single proposal but consists of as many as 14 distinct proposals.

In the event that the SEC were to determine that the March Proposal is not a second proposal, you would be entitled to submit that proposal for inclusion in the Company's proxy statement, but only if you submit to the Company a revised proposal that complies with the single proposal requirement of Exchange Act rule 14a-8(c) within 14 days of receipt of this letter. You should understand that the Company does not waive any rights to object to any revised proposal that you may choose to submit, whether pursuant to Exchange Act rule 14a-8(c) or pursuant to any other grounds permitted by rule 14a-8.

Sincerely,

Joe Stegbauer

Joseph A. Stegbauer

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P.O. Box 400151
Cambridge, MA 02140-0002

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PS Form 3811, December 1994 102595-97-B-0179 Domestic Return Receipt

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 10, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Procter & Gamble Company
Incoming letter dated June 2, 2004

The first proposal requests a report regarding "Metamucil Fiber Wafers, Fiber Laxative." The second proposal requests that Procter & Gamble take action with respect to 14 items.

There appears to be some basis for you view that Procter & Gamble may exclude the first proposal under rule 14a-8(f). We note in particular that the proposal appears to exceed the 500-word limitation imposed by rule 14a-8(d). Accordingly, we will not recommend enforcement action to the Commission if Procter & Gamble omits the proposal from its proxy materials in reliance on rules 14a-8(d) and 14a-8(f).

There appears to be some basis for your view that Procter & Gamble may exclude the second proposal under rule 14a-8(f) because the proponent exceeded the one-proposal limitation in rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if Procter & Gamble omits the second proposal from its proxy materials in reliance on rules 14a-8(c) and 14a-8(f).

Sincerely,

Grace K. Lee
Special Counsel